

July 2, 2014

<u>Via E-mail</u>

Michael J. Mies, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

> **Re: Forward Industries, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Terence Bernard Wise,**
> **Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah,**
> **N. Scott Fine, and Darryl Keys**
> **Filed July 1, 2014**
> **File No. 001-34780**

Dear Mr. Mies:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials Filed July 1, 2014

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- your statement that "through its past actions, the Board has lost credibility with shareholders and lacks the mandate to continue to serve as stewards of the shareholders' capital ahead of the 2014 Annual Meeting."

- your belief that the company's investment with LaGrange Capital Administration and the associated strategy "is an unreasonable and inappropriate use of corporate funds that benefits Mr. Johnson at the expense of Forward's shareholders."

- your references to Mr. Johnson's "relentless self-dealing" and Mr. Garrett's "weak management."

- your belief that management "may undertake a dilutive capital raise, or other extraordinary action to disenfranchise shareholders…"

2.   With a view toward revised future disclosure, please tell us the basis upon which you believe that diluting current security holders or raising capital prior to the annual meeting would "constitute a willful neglect of fiduciary duties."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions